EXHIBIT (A)(1)(D)

E-MAIL ANNOUNCEMENT REGARDING STOCK OPTION EXCHANGE OFFER, SENT ON JULY 25, 2003 TO HOLDERS OF ELIGIBLE OPTIONS

Today First Virtual Communications is announcing an important and exciting opportunity for all employees who have First Virtual Communications employee stock options. Many of the currently outstanding stock options held by our employees and employees of our subsidiaries are “underwater” or “out-of-the-money.” In other words, the exercise prices of the stock options are greater than the current market price of our common stock.

In response to this situation, and in a continuing effort to reward valued employees for their important contributions to First Virtual Communications’ success, we are announcing a voluntary employee stock option exchange program designed to provide eligible employees with the potential to restore stock option value in the future.

We will be mailing more detailed information about this program to you, including an Offer Document (with Questions & Answers), an Election Form and a Withdrawal Form. This information will be e-mailed to you. These documents present, in depth, the possible benefits and risks of, and explain how to participate in, the program.

Before you receive your offer package, we encourage you to view your options on line at www.optionslink.com. If you have not activated your E*Trade account, please do so as soon as possible.

The Company is not making a recommendation as to whether you should participate in the offer. Participating in the offer involves risks that are discussed in the Offer to Exchange.

Participation in this offer is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program.

Speaking for all of First Virtual Communications management, we continue to believe that the company’s longer-term opportunities for growth are as good as ever. We want to provide the best ways to reward our talented and dedicated employee teams (including employees of our subsidiaries) for focusing and delivering on these opportunities.

Sincerely,

Jonathan Morgan
 President and Chief Executive Officer

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